FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 17, 2005

Commission File Number: 001-32328

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS FIRST HALF 2005 RESULTS

 — Revenues increased 33.2% to $2.14 billion —

— Operating income of $362.40 million —

— Net income 243.62 million, $1.76 per ADR or $0.60 per diluted share —

Moscow, Russia – October 17, 2005 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced results for the first half ended June 30, 2005.

US$ thousand	1H 2005	1H 2004	Change Y-on-Y
Revenues	2,143,349	1,608,984	33.2%
Net operating income	362,396	354,844	2.1%
Net operating margin	16.9%	22.0%	—
Net income	243,624	254,456	- 4.3%
EBITDA (1)	422,741	420,602	0.5%
EBITDA margin	19.7%	26.1%	—

(1) See Attachment A.

Vladimir Iorich, Mechel’s Chief Executive Officer, commented:

“In the second quarter 2005 we saw negative pricing trends for both our mining and steel products. Although this was a challenging time for us, we believe that it also confirms that our dual strategy of seeking to continue to increase our mining segment through organic growth and acquisitions, while working to improve the bottom line in our steel segment through a comprehensive efficiency program, is exactly the right focus for us.  We will continue to work hard to achieve these goals, and we believe that our efforts, along with an improving price environment, will yield results.”

Consolidated Results

Net revenue in the first half of 2005 rose 33.2% to $2.14 billion from $1.61 billion in the first half of 2004. Operating income was $362.40 million, or 16.9% of net revenue, versus operating income of $354.84 million, or 22.1% of net revenue, in the first half of 2004, an increase of 2.1%.

For the first half of 2005, Mechel reported consolidated net income of $243.62 million, or $1.76 per ADR ($0.60 per diluted share).

Consolidated EBITDA rose 0.5% to $422.74 million in the first half of 2005 from $420.60 million a year ago. Please see the attached tables for a reconciliation of consolidated EBITDA to net income.

Mining Segment Results

US$ thousand	1H 2005	1H 2004	Change Y-on-Y
Revenues from external customers	594,089	362,309	64.0%
Operating income	310,851	185,392	67.7%
Net income	234,125	162,915	43.7%
EBITDA	319,966	214,079	49.5%
EBITDA margin	53.9%	59.1%	—

Mining segment output

Product	1H 2005, thousand tonnes	1H 2005 vs 1H 2004, %
Coal	7,525	+ 3.0
Coking coal	4,134	- 1.5
Steam coal	3,392	+ 9.0
Iron ore concentrate	2,224	+ 17.0
Nickel	5.6	- 13.0

Mining segment revenue for the first half of 2005 totaled $594.09 million, or 27.7%, of consolidated net revenue, an increase of 64.0% over segment revenue of $362.31 million, or 22.5%, of consolidated net revenue, in the first half of 2004. The increase in revenues reflects solid output, strong market positions, and an increase in sales of mining products to third parties.

Operating income for the first half of 2005 in the mining segment rose 67.7% to $310.85 million, or 52.3%, of total segment revenues, compared to operating income of $185.39 million, or 51.2%, of total segment revenues a year ago. This increase in profitability reflects Mechel’s control over costs and the overall efficiency of our mining operations. EBITDA in the mining segment for the first half of 2005 was $319.97 million, 49.5% higher than segment EBITDA of $214.08 million in the first half of 2004. The EBITDA margin of the mining segment was 53.9%.

Mr. Iorich commented on the results of the mining segment: “During the second quarter we saw a declining pricing environment. However, even in those conditions, our mining segment continued to demonstrate high profitability and returns. For operational reasons, we temporarily decreased our coking coal output during the first half, but have since resumed production at full capacity. Iron ore concentrate production also demonstrated excellent results. Overall output increased, thus increasing our self-sufficiency in iron ore, and we consider it to be an important accomplishment of this period. And, of course, we were very pleased to have continued to execute our expansion strategy in mining, acquiring 1.15 billion of high-quality coal reserves at very attractive prices in the first half of the year.”

Steel Segment Results

US$ thousand	1H 2005	1H 2004	Change Y-on-Y
Revenues from external customers	1,549,260	1,246,675	24.3%
Operating income	51,545	162,802	-68.3%
Net income	9,498	91,542	-89.6%
EBITDA (1)	102,775	206,523	-50.2%
EBITDA margin (1)	6.6%	16.6%	—

Steel segment output

Product	1H 2005, thousand tonnes	1H 2005 vs 1H 2004, %
Coke	1,360	- 7.0
Pig iron	1,844	- 1.0
Steel	3,088	+ 2.0
Rolled products	2,423	+ 2.0
Hardware	296	+ 13.0

Revenue from Mechel’s steel segment increased 24.2% in the first half of 2005 from $1.25 billion to $1.55 billion, or 72.3%, of consolidated net revenue, as compared to the first half of 2004.

In the first half of 2005, the steel segment generated operating income of $51.55 million, or 3.3%, of total segment revenues, a decrease of 68.3% over operating income of $162.80 million, or 1.3%, of total segment revenues in the first half of 2004. EBITDA in the steel segment for the first half of 2005 was $102.77 million. The EBITDA margin of the steel segment decreased from 16.6% to 6.6%. This primarily resulted from increasing raw material prices and the changing market environment for steel products.

Mr. Iorich commented, “In a declining pricing environment, we saw a decrease in EBITDA margin and operating income of the segment as raw material costs continued to shift profitability from our steel segment to our mining segment. This again highlights the advantages we derive from our status as the vertically integrated company. Throughout 2005, we are concentrating our efforts on efficiency improvement and controlling costs. Recently, we commissioned the second line of the new sinter plant at Chelyabinsk Metallurgical Plant, which will further improve usage ratios and cost-efficiency. However, we expect that this shift in profitability will continue to be the case through the remainder of this year. Improvement of the margin in our steel segment operations remains a particular focus of Mechel’s management.”

Recent Highlights

In 2005 Mechel has taken a number of actions to continue the successful execution of its operating strategy and enhance its position in the Russian mining and steel and markets.  Some of these actions include:

•                  A number of transactions that have significantly expanded the capabilities of Mechel’s coal segment.  These include various successes at license auctions to develop coal deposits in the Olzherasskaya Mine plot, Razvedochny plot, Sorokinsky plot, Erunakovskaya-1 Mine and Erunakovskaya-3 Mine plots. These transactions have increased Mechel’s total reserves by 1.15 billion tonnes, according to Russian reserve valuation standards, of which the vast majority is coking coal reserves of high quality.

•                  Mechel also won an auction for the sale of ordinary shares in Yakutugol OAO that constitute 25% + 1 share of the company’s charter capital for approximately $411.2 million. Yakutugol’s annual output is approximately 9 million tonnes, of which approximately 5.4 million tonnes is coking coal. The acquisition further expands Mechel’s mining holdings while also increasing its exposure to the Asia-Pacific region.

•                  Continued progress on Mechel’s commitment to investing in its operations to reduce operating costs and increase efficiency.  In April, Mechel announced the start-up of the first line of a new, four-line sinter plant at its Chelyabinsk Metallurgical Plant subsidiary.  The new plant will increase Mechel’s ability to internally source its iron ore requirements from its iron ore mine, Korshunov Mining Plant.  Once fully operational, the plant, which will cost approximately $154 million, will generate approximately $70 million in annual cost savings.

•                  To diversify the cargo flow of our coal and steel products and to improve our logistics, Mechel acquired a 90.4% stake in Kambarka Port OAO, one of Russia’s largest river ports. The facility specializes in the transshipment of bulk cargo, including ore, iron ore concentrate and coal.

Mr. Iorich concluded, “The second quarter of 2005 was a challenging time for us.  However, we were able to react flexibly and adjust our production plans to the changing market environment. We intend to remain focused on controlling costs and enhancing operational efficiencies across both segments, and believe that our position as an integrated producer, our diversity of products and markets, will allow us to flexibly react to the changing conditions, positioning us well for the future. On another front, our continued efforts in transparency were appreciated by the financial community, with Mechel being named third in S&P’s scoring of Russian companies’ transparency.”

Financial Position

First half cash expenditure on property, plant and equipment amounted to $310.81 million, of which $203.54 million was invested in the mining segment and $107.27 million in the steel segment.

In 2005, Mechel has spent $463 million on acquisitions, comprised of $411.2 million for 25%+1 share of Yakutugol Holding Company OAO, $3.5 million for 90.3% of the shares of Port Kambarka OAO, $15.7 million for 25.0% of the shares of Izhstal OAO, $32.3 million for 5.6% of the shares of Chelyabinsk Metallurgical Plant OAO, and $0.3 million for 4.5% of the shares of Korshunov Mining Plant.

As of June 30, 2005, total debt(1) was at $438.7 million. Cash and cash equivalents amounted to $507.5 million at the end of the first half of 2005 and net debt amounted to $(68.8) million (Net debt is defined as total debt outstanding less cash and cash equivalents).

(1) Total debt is comprised of short-term borrowings and long-term debt

The management of Mechel will host a conference call today at 10 a.m. New York time (3 p.m. London time, 6 p.m. Moscow time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax: 7-095-258-18-38

irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 1H 2005 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	1H 2005	1H 2004
Net income	243,624	254,456
Add:
Depreciation, depletion and amortization	77,802	62,240
Interest expense	27,706	29,806
Income taxes	73,609	74,100
Consolidated EBITDA	422,741	420,602

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	1H 2005	1H 2004
Revenue, net	2,143,349	1,608,984
EBITDA	422,741	420,602
EBITDA margin	19.7%	26.1%

MECHEL OAO

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

(in thousands of U.S. dollars, except share amounts)	June 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Cash and cash equivalents	$507,469	$1,024,761
Accounts receivable, net of allowance for doubtful accounts of $24,546 as of June 30, 2005, and $20,850 as of December 31, 2004, respectively	204, 613	135,597
Due from related parties	8,763	16,458
Inventories	482,172	568,545
Deferred cost of inventory in transit	59,567	—
Current assets of discontinued operations	1,644	1,247
Deferred income taxes	7,284	7,491
Prepayments and other current assets	375,362	349,106
Total current assets	1,646,874	2,103,205

Long-term investments in related parties	405,359	9,270
Other long-term investments	19,914	66,663
Non-current assets of discontinued operations	147	165
Intangible assets	5,916	6,379
Property, plant and equipment, net	1,383,353	1,274,722
Mineral licenses, net	230,449	166,483
Deferred income taxes	13,930	11,940
Goodwill	39,441	39,441
Total assets	$3,745,383	$3,678,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current maturities of long-term debt	$224,886	$348,880
Accounts payable and accrued expenses:
Advances received	85,491	94,964
Accrued expenses and other current liabilities	59,505	69,847
Taxes and social charges payable	180,559	145,527
Trade payable to vendors of goods and services	221,366	186,233
Due to related parties	2,644	2,048
Current liabilities of discontinued operations	22	30
Asset retirement obligation	6,182	8,219
Deferred income taxes	24,035	26,521
Deferred revenue	53,626	760
Pension obligations, current portion	6,834	6,261
Dividends payable	198,989	—
Total current liabilities	1,064,139	889,290

Long-term debt, net of current portion	213,844	216,113
Restructured taxes and social charges payable, net of current portion	65,245	87,364
Asset retirement obligations, net of current portion	64,780	66,758
Pension obligations, net of current portion	40,981	40,720
Deferred income taxes	101,708	105,330
Other long-term liabilities	94	240
Commitments and contingencies	—	—
Minority interests	140,883	214,824

SHAREHOLDERS’ EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and 382,969,086 shares outstanding as of June 30, 2005 and December 31, 2004)	133,507	133,507
Treasury shares, at cost	(4,187)	(4,187)
Additional paid-in capital	304,404	304,404
Accumulated other comprehensive income	45,657	93,687
Retained earnings	1,574,328	1,530,218
Total shareholders’ equity	2,053,709	2,057,629
Total liabilities and shareholders’ equity	$3,745,383	$3,678,268

MECHEL OAO

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2005 AND 2004

	Six months ended June 30,
(in thousands of U.S. dollars)	2005	2004
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income	$243,624	$254,456
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	72,004	50,577
Depletion and amortization	5,798	11,663
Foreign exchange loss/(gain)	36,126	(2,858)
Deferred income taxes	(4,976)	(2,787)
Provision for doubtful accounts	7,174	(20)
Inventory write-down	2,340	1,559
Accretion expense	1,178	1,828
Minority interest	2,674	7,920
Income from equity investments	(8,074)	(2,595)
Non-cash interest expense on long-term tax and pension liabilities	6,408	7,181
Loss/(gain) on sale of property, plant and equipment	443	(689)
(Gain)/loss on sale of long-term investments	(190)	890
Loss from discontinued operations, net	132	5,578
Gain on forgiveness of fines and penalties	(12,383)	(17,835)
Stock-based compensation expense	—	1,400
Amortization of capitalized costs on bonds issue	786	767
Pension service cost and amortization of prior year service cost	1,162	—
Gain on forgiveness of accounts payable with expired legal term	(201)	—
Changes in current assets and liabilities, net of effects from acquisition of new subsidiaries:
Accounts receivable	(82,974)	(13,298)
Inventories	75,610	(83,934)
Trade payable to vendors of goods and services	31,422	45,673
Advances received	(7,967)	14,837
Accrued taxes and other liabilities	41,633	3,083
Settlements with related parties	8,022	(2,132)
Current assets and liabilities of discontinued operations	(570)	(2,646)
Deferred revenue and cost of inventory in transit, net	(6,701)	(8,298)
Other current assets	6,627	(63,320)
Net cash provided by operating activities	419,127	206,699

Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	(3,497)	(53,142)
Acquisition of minority interest in subsidiaries	(65,652)	(1,082)
Investment in Yakutugol	(411,182)	—
Investments in other non-marketable securities	(1,934)	(13,620)
Proceeds from disposal of long-term investments	1,149	246
Proceeds from disposals of property, plant and equipment	1,664	1,353
Purchases of mineral licenses	(70,293)	—
Purchases of property, plant and equipment	(240,512)	(141,295)
Net cash used in investing activities	(790,257)	(207,540)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	611,724	634,292
Repayment of short-term borrowings	(733,711)	(574,417)
Dividends paid to minority interest	—	(285)
Proceeds from long-term debt	3,062	2,397
Repayment of long-term debt and long-term portion of restructured taxes and social charges payable	(7,971)	(18,144)
Net cash (used in)/provided by financing activities	(126,956)	43,843
Effect of exchange rate changes on cash and cash equivalents	(19,206)	210
Net (decrease)/increase in cash and cash equivalents	(517,292)	43,513
Cash and cash equivalents at beginning of period	1,024,761	19,303
Cash and cash equivalents at end of period	$507,469	$62,816

MECHEL OAO

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Six months ended June 30,
(in thousands of U.S. dollars, except share and per share amounts)	2005	2004
	(unaudited)	(unaudited)
Revenue, net (including related party amounts of $53,783 and $33,950 during six months 2005 and 2004, respectively)	$2,143,349	$1,608,984
Cost of goods sold (including related party amounts of $21,874 and $6,279 during six months 2005 and 2004, respectively)	(1,342,932)	(963,380)
Gross margin	800,417	645,604

Selling, distribution and operating expenses:
Selling and distribution expenses	(243,680)	(172,838)
Taxes other than income tax	(52,380)	(25,372)
Accretion expense	(1,178)	(1,828)
Provision for doubtful accounts	(7,174)	20
General, administrative and other operating expenses	(133,609)	(90,742)
Total selling, distribution and operating expenses	(438,021)	(290,760)
Operating income	362,396	354,844

Other income and (expense):
Income from equity investments	8,074	2,595
Interest income	6,975	1,125
Interest expense	(27,706)	(29,806)
Other income, net	6,426	10,439
Foreign exchange (loss)/gain	(36,126)	2,858
Total other income and (expense), net	(42,357)	(12,789)
Income before income tax, minority interest and discontinued operations	320,039	342,055

Income tax expense	(73,609)	(74,100)
Minority interest in income of subsidiaries	(2,674)	(7,920)
Income from continuing operations	243,756	260,035
Loss from discontinued operations, net of tax	(132)	(5,579)
Net income	$243,624	$254,456
Currency translation adjustment	(48,030)	7,149
Unrealized losses on available-for-sale securities	—	(783)
Comprehensive income	$195,594	$260,822

Basic and diluted earnings per share:
Earnings per share from continuing operations	$0.60	$0.71
(Loss) per share effect of discontinued operations	—	(0.02)
Net income per share	$0.60	$0.69

Dividends declared per share	$0.49	$0.01

Weighted average number of shares outstanding	403,118,680	367,150,968

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	Vladimir Iorich
	Name:	Vladimir Iorich
	Title:	CEO

Date: October 17, 2005